CESP Companhia Energética de São Paulo

Data

São Paulo, July 24, 2006

Ref. CESP

CT/FFR/1429/2006

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA



06015673

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a copy of a Notice to Shareholders disclosed today in our website www.cesp.com.br. This material comprises English language translation, as required, of the information described in the Rule.

Very truly yours,

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 01

Av. Nossa Senhora do Sabará, 5312
04447 – 011 São Paulo – SP
Telefone PABX: (0XX11) 5613 2100
Fax: (0XX11) 5611 7994
E-mail: inform@cesp.com.br


CESP
Companhia
Energética de
São Paulo

CESP – Companhia Energética de São Paulo
Companhia aberta de capital autorizado
CNPJ n.° 60.933.603/0001-78
NIRE nº 35300001996

NOTICE TO SHAREHOLDERS

We hereby notify shareholders of CESP – Companhia Energética de São Paulo (the "Company") that, as announced in a notice published on July 10, 2006 as required by the Brazilian Securities Commission (the "CVM") and the market notices published on July 10, 2006 and July 17, 2006 (the "Notices"), existing shareholders of the Company's common shares (traded on the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo*, or "BOVESPA") under the symbol "CESP3") and preferred shares (currently traded on the BOVESPA under the symbol "CESP4", but after the publication date of the offering Commencement Notice referred to in item (a) below, will be denominated as class A preferred shares and traded under the symbol "CESP5") will have an option to convert their shares for the Company's class B preferred shares (which will be traded on the BOVESPA under the symbol "CESP6"), at the rate of one common share or class A preferred share to one class B preferred share, provided that in no event will the ratio of common shares to preferred shares (including class A and class B) exceed one-third common shares and two-thirds preferred shares (the "First Conversion Period"), under the following terms:

(a) *Share conversion request period:* The shareholders of the Company will have a period of 15 (fifteen) days, starting on (and including) the publication date of the Commencement Notice related to the Company's offering of common shares and class B preferred shares, which is expected to be July 28, 2006 (the "Offer" and "Commencement Notice"), to request the conversion of common shares and class A preferred shares to class B preferred shares, during the First Conversion Period, which is scheduled to close on August 11, 2006.

(b) *Shareholders with the right to request conversion:* The shareholders of the Company's common shares and class A preferred shares on the business day immediately prior to the date of the Commencement Notice, as confirmed in custody by (a) the Brazilian Clearing and Custody Company (*Companhia Brasileira de Liquidação e Custódia* or "CBLC") after settling all trades of the BOVESPA for the business day before the publication date of the Commencement Notice, and (b) in the depositary institution for the Company's shares on the business day before the publication date of the Commencement Notice, will have the right to request conversion.

(c) *Conversion Limitation:* If the number of common shares to be converted into class B preferred shares exceeds the ratio of one-third common shares to two-thirds preferred shares

(including class A and class B), all shareholders that request conversion will receive their proportional amount of the total number of common shares that are subject to the conversion. If a shareholder receives a fractional share, the number of shares will be rounded down to the nearest whole number.

(d) *Procedure for exercising conversion of shares:* To exercise the conversion option: (i) existing shareholders of shares in custody at the CBLC should request the conversion from their respective custodians; (ii) other shareholders should make the conversion request to Banco Itaú S.A., the registration agent for the Company's shares, in the following branches of Banco Itaú S.A., within the period indicated in item (a) above, bringing a photocopy (authenticated) of an identification card or Individual Taxpayer Registry ("CPF") card in the case of an individual, or by laws or current articles of association and General Taxpayer Registry ("CNPJ") card in the case of an entity: (i) São Paulo: Rua Boa Vista, 176 - 1° subsolo; (ii) Rio de Janeiro: Rua Sete de Setembro, 99 – subsolo; (iii) Brasília: SCS Quadra 3 - Edifício D'Anagela, 30 - Bloco "A", sobreloja; (iv) Belo Horizonte: Av. João Pinheiro, 195 – subsolo; (v) Curitiba: Rua João Negrão, 65 – sobreloja; (vi) Porto Alegre: Rua Sete de Setembro, 746 – térreo; e (vii) Salvador: Av. Estados Unidos, 50 - 2° andar - Ed. Sesquicentenário.

Shareholders represented by proxy should grant specific authorization in writing in a public document (*instrumento público*) that specifies the term for validity of the authorization and the exact number of shares and type that will be converted to class B preferred shares.

The Company advises that it will not establish an American Depositary Receipt program (ADRs) for class B preferred shares that are converted pursuant to this Notice. Holders of ADRs interested in participating in this conversion should ask their custodians for possible alternatives allowing them to participate in the conversion.

(e) *Rights of class B preferred shares:* In addition to the rights, benefits and restrictions established under the Brazilian Corporation Law (*Lei das Sociedades por Ações*) and in the BOVESPA's Level 1 Listing Regulation (*Regulamento do Nível 1*), according to the by-laws of the Company, shareholders of class B preferred shares have the following rights and benefits: (i) right to receive 100% (one hundred percent) of the value paid for each share in the case of change of control of the Company; (ii) right to participate in the distribution of dividends on terms equal to those given to holders of common shares; (iii) along with shareholders of class A preferred shares, the right to nominate in separate voting a member of the Company's Fiscal Council (*Conselho Fiscal*); (iv) right to participate in capital increases on terms equal to those given to holders of common shares and class A preferred shares. Class B preferred shares are not redeemable, do not have voting rights, and voting rights will not be obtained if the Company does not pay dividends. Class B preferred shares received by existing shareholders of the Company that are participating in the conversion will have the same rights as shareholders of class B preferred shares sold under the Offer.

(f) *Conditions for the commencement of the conversion period:* As informed in the Notices, (i) the change of the current preferred shares to "class A preferred shares" and (ii) the

commencement of the periods for conversion of common shares and class A preferred shares to class B preferred shares are conditioned on the publication of the Commencement Notice.

(g) *Information about the First Conversion Period:* The Company will inform shareholders, by a Notice to Shareholders, of the start of the First Conversion Period. After the end of the First Conversion Period, the Company will inform the market, within three business days, details of the Company's new capitalization structure.

(h) *Second Period of Conversion:* The Company will open a second period of conversion of common shares and class A preferred shares for class B preferred shares, with an estimated start date on the fifth business day following the publication of the Closing Notice related to the Offer, which is expected to be September 4, 2006. In no event will the Second Period of Conversion start before the conclusion of the First Period of Conversion, as informed in the Notices in accordance with the procedures described in the Notice to Shareholders (the "Second Conversion Period").

The Company has the right to open new conversion periods in the future.

The securities offered will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

São Paulo, July 24, 2006.

Vicente Kazuhiro Okazaki
Director of Investor Relations